SECURITIES AND EXCHANGE COMMISSION

                          Washington, D. C.  20549

                                   FORM 15

      Certification and Notice of Termination of Registration under
      Section 12(g) of the Securities Exchange Act of 1934 or
      Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934


Commission File Number 0-11184

                        NORTH EAST INSURANCE COMPANY
           (Exact name of registrant as specified in its charter)

          482 PAYNE ROAD, SCARBOROUGH, MAINE 04074, (207)883-2232 (Address and telephone number of registrant's principal executive offices)

                        COMMON STOCK, $1.00 PAR VALUE
          (Title of each class of securities covered by this Form)

                                    NONE
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)   [X]              Rule 12h-3(b)(1)(ii) [ ]
      Rule 12g-4(a)(1)(ii)  [ ]              Rule 12h-3(b)(2)(i)  [ ]
      Rule 12g-4(a)(2)(i)   [ ]              Rule 12h-3(b)(2)(ii) [ ]
      Rule 12g-4(a)(2)(ii)  [ ]              Rule 15d-6           [ ]
      Rule 12h-3(b)(1)(i)   [ ]

Approximate number of holders of record as of the certification or notice date:  1

Pursuant to the requirements of the Securities Exchange Act of 1934, North East Insurance Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                    NORTH EAST INSURANCE COMPANY

Date: September 24, 1999               By: /s/ Graham S. Payne
                                       Treasurer and Chief Financial Officer